October 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Medbox, Inc.
Registration Statement on Form S-1 Submitted October 3, 2014 File No. 333-199162

Ladies and Gentlemen:

On behalf of Medbox, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of October 3, 2014.

General

1.
We note your response to comment one in our letter dated September 18, 2014. It appears that you continue to register for resale the shares of common stock underlying the debentures to be issued within five days of the effectiveness of the registration statement. In order to register the resale of securities prior to their issuance, the Section 4(2) exempt sale of the convertible debentures to the investors must have been completed, and the investors must be at market risk at the time of filing of the resale registration statement and irrevocably bound to purchase the securities for a set purchase price. As such, please provide us with your analysis as to why the transactions contemplated under the July and the September 2014 purchase agreements, as amended, constitute completed private placements and that the investors are irrevocably bound to purchase an aggregate of $6 million in convertible debentures. Please ensure that in your response you also address the following issues:

•
Section 2.4(iv) of the purchase agreement contemplates as one of the closing conditions that there would be “no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default.” Please explain to us why an investor would not have discretion on determining what existing event with the passage of time would constitute an event of default.

•
Section 2.4(vi) of the purchase agreement appears to provide the investors with reasonable discretion on what may constitute impracticable or inadvisable purchase of securities at the applicable closing, giving investors control over this closing condition.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

For guidance, please refer to Question 139.11 of Securities Act Compliance and Disclosure Interpretations.

Response:

Certain parts of Section 2.4(b)(iv) and (vi) of the purchase agreement have been removed to clarify that there is no discretion on the part of the investors. Please see exhibits 10.36 and 10.37 to the S-1. The investors are thus irrevocably bound to purchase $6,000,000 of debentures, subject only to conditions outside the control of the investors.

We believe Question 139.11 of the C&DI supports our position. Question 139.11 states  (emphasis added):

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]

Under the July 2014 and September 2014 PIPE transactions, the Company relied upon the Section 4(a)(2) private placement exemption. The registration statement filed by the Company is for the resale of the underlying securities, not the initial sale.  The investors in both transactions were irrevocably bound to purchase the securities at the time of filing the S-1. Both parties have funded initial purchases of debentures, and the final tranches will close shortly after effectiveness of the S-1, subject only to closing conditions outside the control of the investors. The purchase price for the securities was determined at the initial closing of the securities purchase agreements (which occurred prior to the filing of the S-1) and is not contingent on the market price at the time of effectiveness.

About This Offering, page 7

2.	Please revise to include tabular disclosure of:

•
the aggregate number of shares of the company’s common stock that the debentures (together with the accrued interest) would be convertible to if the noteholders exercised their right to convert at the fixed price of $11.75;

•	the total possible number of shares issuable upon repayment of the debentures;

•	the total dollar value of the common stock issuable upon repayment of the debentures based on a market price per share on the date of the sale of the debentures; and

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the debentures, assuming various market prices and amortization conversion rates.

Response:

The requested tabular disclosure has been added in accordance with the Staff’s comment.

3.	Please expand your disclosure here or in an appropriate section of the filing:

•
to discuss that the company’s option to make the amortization payments in shares of stock is subject to meeting the “Equity Conditions” identified in the Form of Debenture (Exhibit 10.20). In this regard, we note that the definition of “Equity Conditions” in Exhibit 10.20 refers to certain limitations set forth in Section 4(e) of the note, which section appears to be missing;

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

•
to disclose that satisfaction of the Equity Conditions includes payment by the company of liquidated damages of $1,000 per trading day in the event of the company’s failure to deliver certificates upon a conversion at the election of a noteholder (see Section 4(c)(iv) of the Form of Debenture); and

•
to expand disclosure of the antidilution adjustment in the event of subsequent equity sales, noting that the conversion price of the debentures will be reduced equal to the lower price for which subsequent equity sales occurred (see Section 5(b) of the Form of Debenture).

Response:

The disclosure of the “Equity Conditions”, the liquidated damages in the event of the Company’s failure to deliver certificates at the election of a noteholder, and antidilution adjustment have been expanded in accordance with the Staff’s comment.

Please note that the reference to “Section 4(e)” in Exhibit 10.20 is a typographical error which is meant to refer to Section 4(d), which limits the holder’s right to convert the debenture to the extent such conversion would result in the holder beneficially owning more than 4.99% of the Company’s common stock.

4.	Please correct the aggregate principal amount of the debentures to reflect an amount of $6 million rather than $6.5 million.

Response:

The disclosure of the aggregate principal amount of the debentures has been corrected in accordance with the Staff’s comment.

Description of Business, page 19

5.
We note your response to comment six in our letter dated September 18, 2014. Please revise to disclose whether you have begun the operations of entering into real estate purchase agreement contracts, assisting in applying for licenses and entering into management rights agreements.

Response:

The S-1 has been revised to clarify that the Company has begun the operations of entering into real estate purchase agreement contracts, assisting in applying for licenses and entering into management rights agreements.

Our Strategy, page 21

6.
We note your revised disclosure in response to comment seven in our letter dated September 18, 2014, stating that you have the ability to work with licensees to professionally manage their cultivation and dispensing facilities. Please tell us, and to the extent necessary revise to disclose whether or not you have begun the operations of working with licensees to professionally manage their cultivation and dispensing facilities.

Response:

The S-1 has been revised to disclose that the Company has not yet begun the operations of working with licensees to professionally manage their cultivation and dispensing facilities in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com